

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Edward Faneuil
Executive Vice President, General Counsel and Secretary
Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

> **Re: Global Partners LP**
> **Registration Statement on Form S-4**
> **Filed December 16, 2020**
> **File No. 333-251392**

Dear Mr. Faneuil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services